FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month April, 2023

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

OTHER NEWS

Sub:	Approval granted by Reserve Bank of India (“RBI”) to SBI Fund Management Limited (“SBIFML”)

Ref:	Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

We refer to our earlier letter dated March 23, 2022 regarding the approval granted by RBI to SBIFML together with all other group entities of SBI Group for acquiring upto 9.99% of the paid-up equity capital of ICICI Bank Limited (“the Bank”).

SBIFML has, vide an email dated April 5, 2023, forwarded to the Bank a letter dated March 21, 2023 received by it from RBI wherein it is inter-alia advised to SBIFML that no specific approval of RBI is required for it to continue to hold major shareholding in the Bank. However, if at any point in time the aggregate holding of SBIFML falls below 5% in the Bank, SBIFML will be required to again obtain prior approval from RBI to raise the aggregate holding to 5% or more of total paid-up share capital or voting rights of the Bank.

We request you to kindly take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 5, 2023	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary